Exhibit 17.1

RESIGNATION

I, Gordon Douglas, Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, and a director of TC Power Management Corp., a Nevada corporation (“Company”), hereby tender and submit my resignation as Chief Financial Officer, Secretary, Treasurer of the Company only, effective on this 31st day of December 2008. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

/s/ Gordon Douglas
Gordon Douglas